Exhibit 99.23(g)(v)

FOURTH AMENDMENT TO CUSTODIAN AGREEMENT

THIS FOURTH AMENDMENT TO CUSTODIAN AGREEMENT dated as of December 6, 2006 by and between OLD WESTBURY FUNDS, INC., a Maryland corporation (the “Fund”), and BESSEMER TRUST COMPANY, a New Jersey state chartered bank (“Bessemer”).

WITNESSETH:

WHEREAS, the Fund and Bessemer are parties to that certain Custodian Agreement dated as of October 12, 1993, as amended as of May 2, 2001, September 1, 2004 and September 1, 2005 (as so amended, in the “Custodian Agreement”), pursuant to which Bessemer serves as Custodian for the Fund; and

WHEREAS, the Fund and Bessemer desire to amend the Custodian Agreement to provide for the provision of certain custodial services to the Real Return Fund, a series of the Fund, but only with respect to coins or bullion or other forms of precious metals held by the Real Return Fund and to provide for compensation payable to Bessemer for providing such custodial services;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereby agree as follows:

1. Paragraph 1 of the Custodian Agreement is hereby amended by replacing its first sentence with the following:

“The Fund hereby appoints Bessemer to act as custodian of the portfolio securities, cash and other property for each series of the Fund set forth on Appendix A attached hereto, as such Appendix may be amended from time to time, for the period and on the terms set forth in this Agreement, except that for the Real Return Fund, Bessemer will act as custodian only for the coins or bullion or other forms of precious metals held by the Real Return Fund.”

2. Paragraph 21 of the Custodian Agreement is hereby amended and restated in its entirety to read as follows:

“During the term of this Agreement, the Fund will pay to Bessemer 0.15% of the average daily net assets of the Old Westbury International Fund; 0.10% of the average daily net assets of the Old Westbury Large Cap Equity Fund, the Old Westbury Mid Cap Equity Fund, the Old Westbury Fixed Income Fund, and the Old Westbury Municipal Bond Fund; and 0.10% of the average daily net assets of the Old Westbury Real Return Fund, plus any transaction costs related to the Old Westbury Real Return Fund’s investments in coins or bullion or other forms of precious metals.”

3. The Custodian Agreement, as expressly amended hereby, shall continue in full force and effect.

4. This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to the Custodian Agreement to be executed by their respective officers as of the day and year first written above.

OLD WESTBURY FUNDS, INC.

By:	/s/ Peter C. Artemiou
Peter C. Artemiou
Vice President

BESSEMER TRUST COMPANY

By:	/s/ John G. MacDonald
John G. MacDonald
Managing Director and Chief Financial Officer

APPENDIX A

Old Westbury Fixed Income Fund

Old Westbury International Fund

Old Westbury Large Cap Equity Fund

Old Westbury Mid Cap Equity Fund

Old Westbury Municipal Bond Fund

Old Westbury Real Return Fund